Mail Stop 4561

February 23, 2010

Mr. Brian E. Shore
President and Chief Executive Officer
Park Electrochemical Corp.
48 South Service Road
Melville, NY 11747

>   **Re: Park Electrochemical Corp.**
>   **Form 10-K Filed on May 15, 2009**
>   **Form 8-K Filed on December 22, 2009**
>   **File No. 001-04415**

Dear Mr. Shore:

        We have reviewed your response letter dated January 29, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 23, 2009.

Form 10-K for the fiscal year ended March 1, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 25

1.   We are considering your response to prior comment 1. As previously requested, explain why you believe that you have satisfied paragraph 16(b) of SFAS 140 in derecognizing these liabilities. In this regard, your response states that "the Court dismissed the claim against the company in its entirety and ordered the insolvency administrator to bear the costs of the proceedings." Your response should specifically describe the release of the liabilities in the context of paragraph 16(b).

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy
Statement on Schedule 14A filed on June 24, 2009)

Compensation Discussion and Analysis, page 6

General

2.   In response to prior comment 3, you advise that your compensation committee
determines specific payouts under the various elements of executive compensation
based on the chief executive officer's and the committee's "subjective view" of a
number of general factors, and that the committee "does not utilize or consider any
pre-determined or other objective criteria" in determining executive compensation.
Please confirm that you will clearly disclose in future filings, if applicable for the
relevant period, the subjective nature of the compensation committee's pay
determinations. In this regard, we note the statement in the closing of your
response letter indicating that you will include the information provided in your
responses in future filings, "as appropriate."

3.   In addition, it remains unclear from your filing and your responses to prior
comments 3, 4 and 5 what the elements of your executive compensation program
are designed to reward and how the committee determines the amount to award for
each element. See Item 402(b)(ii) and (v) of Regulation S-K. In particular, as
previously requested, please provide a more meaningful description of the items of
individual and/or corporate performance that the compensation committee
subjectively considers in determining the amounts to award as salary increases,
bonuses, equity compensation and any other elements of executive compensation,
in each case to the extent material.

In this regard, we note your statement in response to prior comment 4 that the
committee considers subjective assessments of an executive's "overall
performance" and of the company's "overall results of operations" (among other
factors) in determining bonus awards, and that it considers subjective views of an
executive's "overall performance" and other factors in determining annual stock
option grants. We note further your statement in response to prior comment 5 that
the committee "does not consider specific items of corporate or individual
performance, other than the Company's overall results of operations" in making
compensation decisions. Please explain how you assess "overall" individual and
corporate performance for purposes of determining executive compensation. For
example, discuss the individual qualities or achievements (e.g., leadership ability,
contribution to company's growth, etc.) and the particular items of the company's
results of operations (e.g., revenues, net earnings, etc.) that are material to the
committee's subjective compensation decisions. Please also clearly explain the
way that such qualitative inputs are ultimately translated into objective pay
determinations.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Katherine Wray, Staff Attorney, at (202) 551-3483 or Mark Shuman, Legal Branch Chief, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen G. Krikorian
Accounting Branch Chief